Jonathan D. Van Duren P 314.552.6023 F 314.552.7000 jvanduren@thompsoncoburn.com

July 19, 2017

VIA EDGAR

Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F. Street, N.E. Washington, DC 20549 Attention: Ken Ellington

Re:	MainGate Trust (File No. 811-22492)

Ladies and Gentlemen:

This letter provides the responses of MainGate MLP Fund (the "Fund"), a series of MainGate Trust, to the comments of the staff of the Securities and Exchange Commission to the Fund's November 30, 2016 annual report filed on Form N-CSR.

For your convenience, we have summarized each comment below, followed by the Fund's response.

1.	Comment: In the Statements of Assets and Liabilities, please disclose any outstanding amounts payable to the Fund's Trustees separately in accordance with Article 6-04.12(b)(1) of Regulation S-X.

Response:  The Fund will ensure that, for future shareholder reports, any outstanding amounts payable to the Fund's Trustees are disclosed separately in the Statements of Assets and Liabilities.

2.
Comment:  Please confirm that when the Fund has a return of capital distribution, it complies with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response:  The Fund confirms that it complies with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

Should you have any further questions, please do not hesitate to call me at (314) 552-6023.

Sincerely,

/s/ Jonathan D. Van Duren
Jonathan D. Van Duren

Thompson Coburn LLP | Attorneys at Law | One US Bank Plaza | St. Louis, Missouri 63101
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